Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

Letter from SJW CEO

From: Tang, John

Sent: Friday, June 15, 2018 6:11 AM

To: Tang, John

Subject: SJW Group – Connecticut Water Merger Update (6/15/2018)

Dear Elected Official, Staff and Community Leaders:

We wanted to let you know of some significant recent developments related to Cal Water Service Group’s (Cal Water) hostile takeover attempt to acquire SJW Group, the parent company of San Jose Water Company.

In our prior communications to you, we had expressed concerns that Cal Water’s tender offer and subsequent hostile takeover of SJW Group – if consummated – could cause a credit rating downgrade that would increase what Cal Water pays to borrow money and impact its corresponding ability to invest in its operations and customer service.

Earlier this week we learned that S&P Global Ratings, a leading credit ratings agency, affirmed our concern. In a report issued on June 12, 2018, S&P Global Ratings lowered its rating outlook on San Jose Water Company, noting that the reduced outlook “incorporates the potential that [SJW Group] could be acquired by [Cal Water] in a manner that results in greater use of [debt].”

S&P Global Ratings also revised Cal Water’s own credit rating outlook to negative, an action that is one step away from a credit downgrade, citing the “increased downside event risk associated with a potential transaction.” S&P Global Ratings believes there is the possibility that Cal Water’s financial strength weakens further in light of its announced cash tender offer for SJW Group.

These new ratings outlooks, which result directly from Cal Water’s decision to launch its unsolicited, hostile tender offer, are in direct contrast with S&P Global Ratings’ favorable perspective this past March about the positive impact our proposed merger of equals with Connecticut Water would have on San Jose Water Company’s credit rating. In the March report, S&P Global Ratings stated that it expects “the additional regulatory diversity and scale for the newly combined entity to improve the consolidated group credit profile if the merger is completed.”

We believe that the communities we serve should be seriously concerned by the strong possibility that Cal Water’s ill-advised takeover attempt, if successful, could hamper the ability of San Jose Water Company to maintain its current “A” credit rating, increasing future financing costs and jeopardizing our ability to maintain the level of investments necessary to deliver safe, high quality, and reliable water and exceptional customer service. This concern also extends to customers in Cal Water’s existing service areas throughout California and in other states it serves.

Additionally, our Board of Directors, following a careful and thorough review in consultation with SJW Group’s management as well as legal and financial advisors consistent with its fiduciary duties, today unanimously rejected Cal Water’s highly-conditional unsolicited tender offer. In its rejection, our Board also recommended that SJW Group shareholders NOT tender their shares into Cal Water’s offer and reaffirmed its recommendation that SJW Group stockholders vote FOR the signed, definitive merger agreement with Connecticut Water. Attached please find a copy of the press release we issued today regarding our Board’s rejection of Cal Water’s unsolicited tender offer.

As always, please do not hesitate to contact me with any questions you may have.

Sincerely,

Eric Thornburg

* * *

Forward Looking Statements

This document contains forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc. (“Connecticut Water”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. Investors and shareholders of SJW Group and Connecticut Water are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and Connecticut Water may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.